Ossen Innovation Announces the Date of Annual General Meeting of Shareholders of 2011

SHANGHAI, Sep 26, 2011 /PRNewswire-Asia-FirstCall/ -- Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (NASDAQ:OSN - News), a China-based manufacturer of galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed steel materials, today announced that its 2011 Annual General Meeting of Shareholders will be held at 10:00 A.M., local time, on November 8th, 2011, at the Company's Headquarters, 518 Shangcheng Road, Floor 17, Shanghai, 200120, China.

Details about the meeting, including the proposals to be presented, will be included in the notice of meeting and related proxy materials, which the Company expects to distribute to its shareholders in October 2011.The proxy documents will also be posted at http://ir.osseninnovation.com once they are ready. Please visit http://ir.osseninnovation.com for more details.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells galvanized pre-stressed steel wires used in the production of bridge cables as well as other pre-stressed materials. The Company's products are mainly used in the construction of bridges and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province in China.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Alan Jin, Chief Financial Officer
Email: alanjin@osseninnovation.com
Phone: +86 (21) 6888-8886
Web: www.osseninnovation.com

Investor Relations
MZ-HCI
Ted Haberfield, President
Phone: +1-760-755-2716
Email: thaberfield@hcinternational.net
Web: www.mz-hci.com